Eb

19008225

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67656

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1.1.2018 (MM/DD/YY) AND ENDING 12.31.2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PURITAN BROKERAGE SERVICES, INC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5085 W Park Blvd, Suite 700
(No. and Street)

Plano (City) Texas (State) 75093 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Amsberry 214-360-9822
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams, L.L.P.
(Name – if individual, state last, first, middle name)

8750 N Central Expressway, Suite 300 (Address) Dallas (City) TX (State) 75231 (Zip Code)

SEC Mail Processing Section

MAR 01 2019

Washington DC 406

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

RMS

OATH OR AFFIRMATION

I, Sandy McDonald, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Puritan Brokerage Services, Inc, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHARON ANN MERWIN
My Notary ID # 128900359
Expires February 28, 2020

Sandy McDonald

Sandy McDonald

President

Sharon Merwin

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with respect to methods of Consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Report of Independent Registered Public Accounting Firm on Management's Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Puritan Brokerage Services, Inc.
(A Wholly-Owned Subsidiary of Puritan Financial Companies, Inc.)
Table of Contents

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
Puritan Brokerage Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Puritan Brokerage Services, Inc. (the Company) as of December 31, 2018, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the *financial statements*). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6 to the financial statements, the Company has suffered recurring losses and negative cash flows from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplementary Information

The supplementary information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedule I is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
February 21, 2019

We have served as the Company's auditor since 2016.

Puritan Brokerage Services, Inc.
(A Wholly-Owned Subsidiary of Puritan Financial Companies, Inc.)

Statement of Financial Condition

December 31, 2018

Assets		
Cash	$	20,091
Deposit with clearing organization		31,167
Receivable from FINRA		11,586
Other receivables – Broker/Dealer		2,617
Furniture and fixtures, less accumulated depreciation of $3,797		-
Other assets		27,223
	$	92,684
Liabilities and Stockholder's Equity		
Accounts payable and other liabilities	$	13,649
Payable to parent		5,375
Total liabilities		19,024
Stockholder's equity:		
Common stock, par value $0.01 per share; 1,000,000 shares authorized and 7,000 shares issued and outstanding		70
Additional paid-in capital		1,857,753
Accumulated deficit		(1,784,163)
Total stockholder's equity		73,660
	$	92,684

The accompanying notes are an integral part of these financial statements.

Puritan Brokerage Services, Inc.
(A Wholly-Owned Subsidiary of Puritan Financial Companies, Inc.)

Statement of Operations

Year Ended December 31, 2018

Revenue:	
Brokerage commissions	$ 43,271
Distribution fees	3,721
Interest	612
Other miscellaneous fees	8,600
Total revenue	56,204
Expenses:	
Employee compensation, commissions and benefits	136,509
Clearance fees	34,302
Other operating expenses	79,719
Total expenses	250,530
Loss before income taxes	(194,326)
State Taxes – expense	1,200
Net loss	$ (195,526)

The accompanying notes are an integral part of these financial statements.

Puritan Brokerage Services, Inc.
(A Wholly-Owned Subsidiary of Puritan Financial Companies, Inc.)

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2018

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Balance, December 31,2017	$ 70	$ 1,741,753	$ (1,588,637)	$ 153,186
Net loss	-	-	(195,526)	(195,526)
Contribution of additional capital	-	116,000	-	116,000
Balance, December 31, 2018	$ 70	$ 1,857,753	$ (1,784,163)	$ 73,660

The accompanying notes are an integral part of these financial statements.

Puritan Brokerage Services, Inc.
(A Wholly-Owned Subsidiary of Puritan Financial Companies, Inc.)

Statement of Cash Flows

Year Ended December 31, 2018

Cash flows from operating activities:	
Net income (loss)	$ (195,526)
Adjustments to reconcile net loss to	
net cash provided by (used in) operating activities:	
Depreciation	-
Changes in assets and liabilities:	
Increase in deposit with clearing organization	(141)
Decrease in receivable from parent	63,681
Increase in other receivables	(11,710)
Decrease in other assets	781
Decrease in accounts payable and other liabilities	(5,070)
Net cash provided (used) by operating activities	(147,985)
Cash Flows from Investing Activities	
Net cash provided (used) by investing activities	0
Cash Flows from Financing Activities	
Capital Contributions	116,000
Net cash provided (used) by financing activity	116,000
Net increase (decrease) in cash	(31,985)
Cash at beginning of year	52,076
Cash at End of year	$ 20,091
Supplemental Disclosures:	
Cash Paid during the year for interest	$ 828
Cash Paid for income taxes	$ 0

The accompanying notes are an integral part of these financial statements.

Puritan Brokerage Services, Inc.
Notes to the Financial Statements
December 31, 2018

(1) Nature of Operations and Summary of Significant Accounting Policies

(a) Nature of Operations

Puritan Brokerage Services, Inc. (the "Company"), is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under SEC Rule 15c3-3 (k)(2)(ii) which provides that all the funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company is a wholly-owned subsidiary of Puritan Financial Companies, Inc. ("Parent").

The Company is organized for the purpose of providing securities transactions on an unsolicited basis for its Parent's clients and in support of Puritan Financial Group and Puritan Investment Advisors.

The Company required substantial capital investment during 2018 from its Parent. The Company looks to increase revenues through its existing alliances while prospecting new ones, and reduce expenses by streamlining organizational processes.

Receivables from broker-dealers, clearing organizations and Medallion signature guarantee users are generally collected in full in the month following the accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

(b) Revenue Recognition

On January 1, 2018, the Company adopted the provisions of ASC 606, Revenue from Contracts with Customers, using the modified, cumulative-effect approach wherein the guidance is applied only to existing contracts as of the date of initial application and to new contracts entered into thereafter. The new standard outlines a single comprehensive model for entities to depict the transfer of goods or services to customers in amounts that reflect the payment to which a company expects to be entitled in exchange for those goods or services. The standard also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract.

The revenue recognition policies within the Company's broker-dealer segment were not affected upon adoption of ASC 606.

The Company has three primary lines of business: (i) brokerage commissions (ii) distribution fees and (iii) other miscellaneous fees earned. Revenue from contracts with customers subject to the guidance in ASC 606 from the Company is included within the securities commissions and fees within the Statement of Operations. Commissions and fees revenue is generally recognized at a point in time upon the delivery of contracted services based on a predefined contractual amount or on the trade date for trade execution services based on prevailing market prices and internal and regulatory guidelines.

Brokerage commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Distribution fees. The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Other Miscellaneous Fees Earned. From time to time the Company performs functions for the convenience of its customers. For example, in 2018 the Company earned $8,600 in Medallion Guarantee Fees. In these cases, the Company performs a simple act for which it receives a fee. The performance obligation is satisfied on the date the service is delivered because there are no remaining tasks which are to be performed related to the service that is delivered.

(c) Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of seven years for furniture and fixtures and five years for computer equipment.

(d) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company carries all accounts on a fully disclosed basis and is required to maintain net capital of at least $5,000 under Rule 15c3-1. At December 31, 2018, the Company had net capital of $34,228 which was $29,228 in excess of its required net capital. The Company's ratio of aggregate indebtedness to net capital was 0.56 to 1.

(3) Income Taxes

The Company is a member of a group that files a consolidated federal income tax return with the Parent. Income taxes are recorded using the separate company method to comply with FASB ASC 740. Any resulting provision or benefit for income taxes is recorded as receivable from or payable to the Parent.

During 2018, the tax loss of $195,517 gave rise to a benefit (receivable) in the amount of $41,059. Management has evaluated how much of the tax loss of the Company will be used to offset taxable income of the Parent, and has determined that it is more likely than not that none of the loss will be used by the Parent. Therefore, a valuation allowance of $41,059 has been offset against the receivable of $41,059.

The Company's federal and state income tax returns are subject to examination over various statutes of limitations generally ranging from three to five years from the date of filing.

Management evaluates income tax positions based on whether it is more likely than not the positions taken will be sustained on examination. Uncertain tax positions are reduced by a liability for a contingent loss that is recorded either when the more likely than not threshold is no longer met or when it becomes probable that a payment will be made to the taxing authority. Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

(4) Related Party Transactions

The Company and various entities are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

The Parent has agreed to furnish management services, office space, and various general and administrative expenses to the Company. Amounts incurred under this agreement for the year ended December 31, 2018 totaled $142,289 and are reflected in other operating expenses.

Additionally, $8,600 of Medallion signature guarantee fees was billed by the Company to the Parent and was settled through the receivable/payable from parent.

During 2018, the Company received capital contributions of $116,000 from its parent company; $50,000 of this was received as cash and the remaining $66,000 was settled through the receivable/payable from parent by offsetting the amounts the Company owed its parent for payroll and administrative overhead charges.

The Company is economically dependent upon its Parent.

(5) Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. Management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

(6) Going Concern

The Company has sustained operating losses since inception. The Company has been able to maintain adequate liquidity through the injection of capital from its Parent. As of December 31, 2018 the Company had cash of $20,091 and liabilities of $19,024.

Management has carefully reviewed existing conditions within the group with particular consideration whether Puritan Brokerage Services, Inc. will be able to meet its obligations as they become due within the next year. Management believes that it will continue to receive capital infusions from its Parent as necessary, however, there is no assurance that such capital infusions will continue during the next twelve months.

These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not contain any adjustments that might result from the outcome of these uncertainties.

(7) Subsequent Events

On February 1, 2019, the Company received a capital contribution of $10,000.

Supplementary Information

Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934
For the Year Ended December 31, 2018

Schedule I

Puritan Brokerage Services, Inc.
(A Wholly Owned Subsidiary of Puritan Financial Companies, Inc.)
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2018

COMPUTATION OF NET CAPITAL		
Total Shareholders' equity qualified for net capital	$	73,660
Add:		
Other deductions or allowable credits		-
Total capital and allowable subordinated liabilities		73,660
Deductions and/or charges:		
Non-allowable assets:		
Other assets		(38,809)
Net capital before haircuts on securities positions		34,581
Haircuts on securities (computed where applicable pursuant to Rule 15c-3-1(f)		(623)
Net capital	$	34,228
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Accounts payable and accrued liabilities	$	13,649
Payable to parent		5,375
Total Aggregate Indebtedness	$	19,024

Schedule I (Continued)

Puritan Brokerage Services, Inc.
(A Wholly Owned Subsidiary of Puritan Financial Companies, Inc.)
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2018

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital required (6 2/3% of total aggregate indebtedness)	$ 1,269
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Minimum net capital requirement	$ 5,000
Net capital in excess of minimum required	$ 29,228
Ratio: Aggregate indebtedness to net capital	0.56 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There was no material difference in the computation of net capital under rule 15c3-1 from the Company's computation.

Review Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required by SEC Rule 17a-5

For the Year Ended December 31, 2018

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Stockholder
Puritan Brokerage Services, Inc.

We have reviewed management's statements, included in the accompanying Puritan Brokerage Services, Inc.'s Exemption Report, in which (1) identified the following provisions of 17 C.F.R. §15c3-3(k) under which Puritan Brokerage Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(ii) (the exemption provisions) and (2) Puritan Brokerage Services, Inc. stated that Puritan Brokerage Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Puritan Brokerage Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Puritan Brokerage Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k (2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Dallas, Texas
February 21, 2019

Puritan
Brokerage Services, Inc.

Puritan Brokerage Inc.'s Exemption Report

Puritan Brokerage Services, Inc (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k): The Company is exempt from the Customer Protection Rule under Paragraph (k)(2)(ii) as the Company is an introducing broker or dealer, who clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

(1) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Puritan Brokerage Services, Inc.

I, Sandy McDonald, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Sandy McDonald

Sandy McDonald
President, Puritan Brokerage Services, Inc.